APPROVED
                                      by the Annual General Shareholders Meeting
                                             of OJSC Rostelecom on June 15, 2003
                                               Minutes No. 1 dated June 20, 2003


                                    /s/
                                    Chairman of the General Shareholders Meeting





                                   Amendments
                               to the Regulations
                   on the Management Board of OJSC Rostelecom
                             (restated version No.1)
               approved by the Annual General Shareholders Meeting
     of OJSC Rostelecom on June 1, 2002 (Minutes No. 1, dated June 10, 2002)





1. Restate Clause 7.2 as follows: "The Board of Directors shall, on a quarterly basis, consider the determination of the aggregate amount of remuneration of the Management Board of the Company, which may not exceed 0.2% of the Company's net profit as specified in the accounts for the quarter for which the amount of remuneration is determined."

2. Restate Clause 7.3 as follows:

"The amount of monetary remuneration of each member of the Management Board shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the work performed by a particular member of the Management Board.

A decision on the amount of monetary remuneration of a member of the Management Board shall be made at a meeting of the Management Board by a simple majority of votes of the members of the Management Board participating in such meeting. The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote."